Exhibit 21.1

                    SUBSIDIARIES OF CYBEROAD.COM CORPORATION



Cyberoad.com (Isle of Man) Ltd., a corporation existing under the laws of Isle of Man

Ebanx Limited, a Nevada corporation

Ecomm Relationship Technologies (IOM) Limited, a corporation existing under the laws of Isle of Man

Corporacion Ebanx.com, S.A., a corporation existing under the laws of Panama